UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2024.
Commission File Number: 001-40673

Cybin Inc.
(Exact Name of Registrant as Specified in Charter)

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F □ Form 40-F ⊠

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (the “Form 6-K/A”) is an amendment to the Form 6-K of Cybin Inc. (the “Company”), furnished on June 26, 2024 to the Securities and Exchange Commission (the “Original Form 6-K”). Following the furnishing of the Original Form 6-K, the Company discovered that the Original Form 6-K: (i) inadvertently incorporated by reference Exhibit 99.1 into the Company’s Registration Statement on Form F-10 (File No. 333-272706) and (ii) reflected an incorrect date of the news release in the Exhibit Index. The Company is amending the Original Form 6-K to (i) delete the section entitled “Incorporation by Reference” and (ii) furnish the correct date of the news release in the Exhibit Index. Except as set forth herein, the remainder of Original Form 6-K remains unchanged.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBIN INC.
(Registrant)

Date:	June 27, 2024	By:	/s/ Doug Drysdale
		Name:	Doug Drysdale
		Title:	Chief Executive Officer

EXHIBIT INDEX

99.1	News Release dated June 26, 2024